Filed Pursuant to Rule 424(b)(3)
Registration No. 333-125808
PROSPECTUS

MERCER INTERNATIONAL INC. 4,210,526 Shares of Beneficial Interest
     This prospectus relates to the offering from time to time of up to 4,210,526 of our shares of beneficial interest by the selling securityholders named in this prospectus, which were acquired directly from us pursuant to our acquisition of substantially all of the assets of Stone Venepal (Celgar) Pulp Inc. in February 2005.
     Our shares of beneficial interest are quoted on the Nasdaq National Market under the symbol “MERCS” and listed on the Toronto Stock Exchange under the symbol “MRI.U”. On August 9, 2005, the last reported sale price on the Nasdaq National Market, our primary trading market, for our shares of beneficial interest was $7.79 per share and the last reported sale price on the Toronto Stock Exchange for our shares of beneficial interest was $7.80 per share.
     The shares of beneficial interest covered by this prospectus are being registered to permit the selling securityholders, or their pledgees, donees, transferees or other successors in interest, to sell all or a portion of the shares of beneficial interest from time to time in market transactions, in an underwritten offering, in negotiated transactions or otherwise, and at prices and on terms which will be determined by negotiated prices or prevailing market prices, directly or through a broker, who may act as agent or as principal, or by a combination of such methods. See “Plan of Distribution”.
     We will not receive any proceeds from the sale of any of the shares of beneficial interest covered by this prospectus. We have agreed to bear the expenses of registering the shares of beneficial interest covered by this prospectus under federal and state securities laws.
     Investing in our shares of beneficial interest involves a number of risks, including risks that are described in the “Risk Factors” section beginning on page 9 of this prospectus.
     Neither the Securities and Exchange Commission, referred to as the “SEC”, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is August 12, 2005.

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement filed with the SEC. The selling securityholders named in this prospectus may from time to time sell the securities described in the prospectus. You should read this prospectus together with the more detailed information regarding our company, our shares of beneficial interest and our financial statements and notes to those financial statements that appear elsewhere or are incorporated by reference in this prospectus and any applicable prospectus supplement, together with the additional information that we incorporate in this prospectus by reference, which we describe under the heading “Incorporation of Certain Information by Reference”.
     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS
     This prospectus, including the information incorporated by reference into this prospectus, contains “forward-looking statements”. They can be identified by words such as “estimates”, “projects”, “scheduled”, “anticipates”, “expects”, “intends”, “plans”, “will”, “should”, “believes”, “goal”, “seek”, “strategy” or their negatives or other comparable words. These statements are subject to a number of risks and uncertainties including the risks and uncertainties outlined under “Risk Factors”, many of which are beyond our control. We wish to caution the reader that these forward-looking statements are only estimates or predictions, such as statements regarding:
•	development of our business;

•	demand and prices for our products; and

•	future capital expenditures.
     We do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Actual events or results may differ materially due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:
•	our level of indebtedness;

•	the cyclical nature of our business;

•	our ability to fully implement our business plan with relation to the development and expansion of our operations as planned;

•	our ability to integrate and improve the operations of our recently acquired Celgar pulp mill;

•	our ability to manage our capital expenditures and maintenance costs;

•	our ability to efficiently and effectively manage our growth;

•	our exposure to interest rate and currency exchange rate fluctuations;

•	our use of derivatives;

•	fluctuations in the price and supply of our raw materials;

•	our ability to respond to increasing competition;

•	environmental legislation and environmental risks associated with conditions at our facilities;

•	our ability to negotiate acceptable agreements with our employees;

•	our dependence upon German federal and state grants and guarantees;

•	our dependence upon key personnel;

•	potential disruptions to our production and delivery;

•	difficulties or delays in providing certifications under the Sarbanes-Oxley Act of 2002;

•	changes in tax legislation or differing views of our tax treatment of our proposed conversion to a corporation by the relevant authorities;

•	changes in your rights as a result of our proposed conversion to a corporation;

•	the costs and benefits of our proposed conversion to a corporation may not be as anticipated and we could experience increased costs and difficulties in connection with completing the conversion which are greater than expected;

•	our insurance coverage; and

•	other regulatory, legislative and judicial developments,
any of which could cause actual results to vary materially from anticipated results.
     We advise the reader that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Important factors that you should also consider, include, but are not limited to, the factors discussed under “Risk Factors” in this prospectus.

EXCHANGE RATES
     As of January 1, 2002, we changed our reporting currency from the U.S. dollar to the Euro, as a significant majority of our business transactions are originally denominated in Euros. Accordingly, our financial statements for the years ended December 31, 2002, 2003 and 2004 and six months ended June 30, 2004 and 2005 incorporated by reference in this prospectus are stated in Euros while certain of our financial information for periods prior to the year ended December 31, 2002 incorporated by reference in this prospectus has been restated in Euros. We translate non-euro denominated assets and liabilities at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period.
     The following table sets out exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) for the conversion of Euros and Canadian dollars to U.S. dollars in effect at the end of the following periods, the average exchange rates during these periods (based on daily Noon Buying Rates) and the range of high and low exchange rates for these periods:

							Six Months Ended
	Years Ended December 31,						June 30,
	2004	2003	2002	2001		2000	2005	2004
				(€/$	)
End of period	0.7942	0.7938	0.9536	1.1227		1.0646	0.8266	0.8211
High for period	0.8473	0.9652	1.1638	1.1945		1.2087	0.8309	0.8474
Low for period	0.7339	0.7938	0.9536	1.0487		0.9697	0.7421	0.7780
Average for period	0.8040	0.8838	1.0660	1.1219		1.0901	0.7780	0.8144
				(C$/$	)
End of period	1.2034	1.2923	1.5800	1.5926		1.4995	1.2256	1.3407
High for period	1.3970	1.5751	1.6129	1.6023		1.5600	1.2703	1.3970
Low for period	1.1775	1.2923	1.5108	1.4932		1.4349	1.1982	1.2690
Average for period	1.3017	1.3916	1.5704	1.5518		1.4870	1.2354	1.3388
     On August 9, 2005, the Noon Buying Rate for the conversion of Euros and Canadian dollars to U.S. dollars was €0.8099 per U.S. dollar and C$1.2140 per U.S. dollar.
     In addition, the financial statements and certain financial information relating to the Celgar pulp mill, which our subsidiary, Zellstoff Celgar Limited (formerly known as 0706906 B.C. Ltd.), acquired in February 2005, incorporated by reference in this prospectus is stated in Canadian dollars while we report our financial results in Euros. The following table sets out exchange rates, based on the noon rates as provided by the Bank of Canada, for the conversion of Canadian dollars to Euros in effect at the end of the following periods, the average exchange rates during these periods (based on daily noon rates) and the range of high and low exchange rates for these periods:

							Six Months Ended
	Years Ended December 31,						June 30,
	2004	2003	2002	2001		2000	2005	2004
				(C$/€	)
End of period	1.6292	1.6280	1.6564	1.4185		1.4092	1.4827	1.6327
High for period	1.6915	1.6643	1.6564	1.4641		1.5047	1.6400	1.6915
Low for period	1.5431	1.4967	1.3682	1.2640		1.2538	1.4827	1.5788
Average for period	1.6169	1.5826	1.4832	1.3868		1.3707	1.5868	1.6426
     On August 9, 2005, the noon rate for the conversion of Canadian dollars to Euros was C$1.4991 per Euro.

SUMMARY
     This summary highlights certain information contained elsewhere or incorporated by reference in this prospectus. Because it is a summary, it is not complete and does not contain all the information you will need to make your investment decision. You should read this entire prospectus as well as the information incorporated by reference into this prospectus carefully, including the section entitled “Risk Factors”, before deciding to invest.
Our Company
     Mercer International Inc., referred to as “we”, “our”, “us”, the “Company” or “Mercer”, is a business trust organized under the laws of the State of Washington in 1968. Under Washington law, shareholders of a business trust have the same limited liability as shareholders of a corporation. Our operations are located primarily in Germany and western Canada.
     We operate in the pulp and paper business. We are one of the largest producers of market northern bleached softwood kraft, or “NBSK”, pulp in the world. We are the sole kraft pulp producer, and the only producer of pulp for resale, known as “market pulp”, in Germany, which is the largest pulp import market in Europe. As of June 30, 2005, we employed approximately 1,235 people at our German operations, approximately 415 people were employed at our Canadian operations and ten people at our office in Vancouver, British Columbia, Canada. We operate three NBSK pulp mills with a consolidated annual production capacity of approximately 1.3 million ADMTs:
•	Rosenthal mill. Our wholly-owned subsidiary, Rosenthal, owns and operates a modern, efficient ISO 9002 certified NBSK pulp mill that has an annual production capacity of approximately 310,000 ADMTs. Located near the town of Blankenstein, Germany, the Rosenthal mill is currently one of only two producers of market NBSK pulp in Germany, the other being our Stendal mill.

•	Stendal mill. Our 63.6% owned subsidiary, Stendal, completed construction of a new, state-of-the-art, single-line NBSK pulp mill in September 2004, which is designed to have an annual production capacity of approximately 552,000 ADMTs. Once operating at capacity, we believe the Stendal mill will be one of the largest NBSK pulp mills in Europe. The aggregate cost of the Stendal mill is approximately €1.0 billion. The Stendal project was financed through a combination of government grants totaling approximately €274.5 million, low-cost, long-term project debt which is largely severally guaranteed by the federal government of Germany and the state government of Sachsen-Anhalt, and equity contributions. The Stendal mill is situated near the town of Stendal, Germany, approximately 300 kilometers north of the Rosenthal mill.

•	Celgar mill. In February 2005, we acquired, through a wholly-owned subsidiary, Zellstoff Celgar Limited, a modern, efficient ISO 9001 certified NBSK pulp mill that has an annual production capacity of approximately 430,000 ADMTs. The Celgar mill was completely rebuilt in the early 1990s through an C$850 million modernization and expansion project, which transformed it into a low-cost producer. The Celgar mill is located near the city of Castlegar, British Columbia, Canada, approximately 600 kilometers east of the port city of Vancouver, British Columbia, Canada.
     We also own and operate two paper mills located at Heidenau and Fährbrücke, Germany, which produce specialty papers and printing and writing papers and, based upon their current product mix, have an aggregate annual production capacity of approximately 70,000 ADMTs.
     We maintain an office at Suite 2840, P.O. Box 11576, 650 West Georgia Street, Vancouver, British Columbia, V6B 4N8 Canada and the telephone number is (604) 684-1099. We also maintain an office at 14900 Interurban Avenue South, Suite 282, Seattle, Washington, USA 98168, and the telephone number is (206) 674-4639.
Recent Developments
     We are proposing to change our legal form from that of a Massachusetts trust to a corporate form. Under the proposed conversion, Mercer will merge with an indirect wholly owned Delaware subsidiary, referred to as “Mercer-DE”, and immediately thereafter merge with a wholly owned Washington subsidiary, referred to as “Mercer-WA”, pursuant to an agreement and plan of merger among Mercer, Mercer-DE and Mercer-WA, referred to as the “Merger Agreement”. Under the proposed conversion, shareholders of Mercer will become the shareholders of Mercer-WA which will adopt the name “Mercer International Inc.” and own the assets, assume the liabilities and conduct the business now conducted by Mercer.

     Management believes this conversion will increase its flexibility by enabling it to gain business advantages that may not be available under its current form as a Massachusetts trust and provide for a more conventional and simplified corporate form.
     On completion of the merger of Mercer and Mercer-DE, the shares of beneficial interest of Mercer will convert into shares of common stock of Mercer-WA, pursuant to the terms of the Merger Agreement. The number of shares a shareholder will own in Mercer-WA will be the same as the number of Mercer shares such shareholder owns immediately prior to the completion of such merger, and a shareholder’s relative economic ownership in the company will remain unchanged. The shares of Mercer-WA will, subject to receiving all necessary approvals, be quoted on the NASDAQ National Market and listed on the Toronto Stock Exchange.
     Mercer will hold a special meeting, or the “Meeting”, of its shareholders to seek approval of the proposed conversion at a date and time to be announced. The conversion cannot be completed unless, among other things, the holders of two-thirds of Mercer’s outstanding shares entitled to vote at the Meeting pass a resolution approving the merger of Mercer and Mercer-DE. There can be no assurance that the proposed conversion to a corporate form will be approved by Mercer’s shareholders, or if approved, that it will be completed by Mercer. For more detailed information, see “The Conversion”.
     The foregoing information relating to the proposed change in our legal form from a Massachusetts trust to a corporate form may be superseded by materials we file from time to time with the SEC. See “Incorporation of Certain Information by Reference”.

The Offering

Securities offered	4,210,526 shares of beneficial interest, par value $1.00.

Percentage of our outstanding shares	12.7%

Registration rights
On February 14, 2005, we acquired, referred to as the “Acquisition”, substantially all of the assets of Stone Venepal (Celgar) Pulp Inc., or “Celgar”, from KPMG Inc., as receiver of Celgar, or the “vendor”. As part of the consideration of the Acquisition, we issued an aggregate of 4,210,526 of our shares of beneficial interest to the selling securityholders under this prospectus. Pursuant to the terms of the Acquisition, we entered into registration rights agreements, as amended, pursuant to which we agreed to:

•	file a shelf registration statement with the SEC for the resale of the shares of beneficial interest issued to the selling securityholders by June 15, 2005; and

•	use commercially reasonable efforts to cause the shelf registration statement to become effective as promptly as practicable after filing, but in no event later than 180 days after the closing of the Acquisition and to continue to be effective thereafter.

If we fail to comply with either of these obligations within the specified time periods, or our shares of beneficial interest are not listed on Nasdaq, the New York Stock Exchange or the American Stock Exchange after the deadline for the effectiveness of the registration statement, we will pay as liquidated damages to each selling securityholder hereunder an amount equal to the aggregate purchase price of the securities being offered hereunder by each selling securityholder, multiplied by a rate equal to the prime rate of interest charged by the Royal Bank of Canada to its most creditworthy customers for U.S. dollar or commercial loans plus 2% per annum for each 30 day period (or portion thereof) that we fail to so comply.

Trading	Our shares of beneficial interest are quoted on the Nasdaq National Market under the symbol “MERCS” and listed on the Toronto Stock Exchange under the symbol “MRI.U”.

Use of proceeds	We will not receive any proceeds from the sale by any selling securityholder of the shares of beneficial interest offered by this prospectus. See “Use of Proceeds”.

Plan of distribution
The shares of beneficial interest offered by this prospectus are being registered to permit the selling securityholders to sell all or a portion of the shares of beneficial interest from time to time in market transactions, in an underwritten offering, in negotiated transactions or otherwise, and at prices and on terms which will be determined by negotiated prices or prevailing market prices, directly or through a broker, who may act as agent or as principal, or by a combination of such methods. See “Plan of Distribution”.

Risk factors
See “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our shares of beneficial interest.

RISK FACTORS
     You should carefully consider the risks described below, the risks and uncertainties set forth under the heading “Cautionary Statement Regarding Forward-Looking Information” under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the Year Ended December 31, 2004, and the other information in this prospectus or incorporated by reference into this prospectus before deciding whether to invest in our shares of beneficial interest. See “Incorporation of Certain Information by Reference” below for a discussion of our SEC filings incorporated by reference. The risks and uncertainties described below are not the only ones facing our company and additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.
     Our business, financial condition, results of operations and cash flow, could be materially adversely affected by any of these risks. The trading price of our shares of beneficial interest could decline due to any of these risks, and you may lose all or part of your investment.
     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and incorporated by reference into this prospectus.
Risks Related to Our Shares of Beneficial Interest
Our share price has been and may continue to be volatile.
     The trading price of our shares of beneficial interest has been and may continue to be subject to large fluctuations. Our share price may increase or decrease in response to a number of events and factors, including those described in this Risk Factors section and elsewhere in this prospectus. Also, the trading price of our shares of beneficial interest may bear no correlation to our business and operating performance and may be negatively impacted by events outside our control, including overall market performance, terrorist attacks, analyst reports on our industry and the results and announcements of our competitors.
If a more active trading market does not develop for our shares of beneficial interest, it may be more difficult for you to sell our shares or to sell our shares at a price that you deem sufficient.
     Our shares of beneficial interest are quoted on the Nasdaq National Market. The historic trading volume on such market has been low, with an average daily trading volume for the three months ended June 30, 2005 of approximately 122,244 shares. This prospectus relates to the offering of 4,210,526 shares of beneficial interest, which represents 12.7% of our outstanding shares. We cannot assure you that a more active trading market will develop for our shares of beneficial interest and any possible liquidity issues may negatively impact the price of our shares or the ability of our shareholders to sell their shares at an acceptable price.
A significant number of our shares are eligible for future sale which could lower the market price for our shares.
     The sale of a large number of our shares of beneficial interest, or even the potential of those sales, would likely lower the market price of our shares. As of June 30, 2005, we had approximately 33,063,455 shares of beneficial interest outstanding, substantially all of which are freely tradable excluding the 4,210,526 shares of beneficial interest offered hereby. In addition, approximately 11.7 million shares may be issued upon the conversion of our outstanding convertible notes and upon the exercise of outstanding options at various times. We, each of our trustees and senior officers who hold shares or options and the selling securityholders under this prospectus entered into lock-up agreements with the underwriters of the offering of our shares in February 2005 which prohibited us and each of these persons from selling our shares of beneficial interest or securities convertible into or exchangeable or exercisable for our shares of beneficial interest until August 7, 2005 or, in the case of the selling securityholders under this prospectus, until August 13, 2005, subject to certain exceptions.

Risks Related to Our Company
Our level of indebtedness could negatively impact our financial condition and results of operations.
     As of June 30, 2005, we had approximately €1,050.2 million of indebtedness outstanding, including $310 million in principal amount of 9.25% senior notes due 2013 that we sold in February 2005. We may also incur additional indebtedness in the future. Our high debt levels may have important consequences for us, including, but not limited to the following:
•	our ability to obtain additional financing to fund future operations or meet our working capital needs or any such financing may not be available on terms favorable to us or at all;
•	a certain amount of our operating cash flow is dedicated to the payment of principal and interest on our indebtedness, thereby diminishing funds that would otherwise be available for our operations and for other purposes;
•	a substantial decrease in net operating cash flows or increase in our expenses could make it more difficult for us to meet our debt service requirements, which could force us to modify our operations; and
•	our leveraged capital structure may place us at a competitive disadvantage by hindering our ability to adjust rapidly to changing market conditions or by making us vulnerable to a downturn in our business or the economy in general.
     Our ability to repay or refinance our indebtedness will depend on our future financial and operating performance. Our performance, in turn, will be subject to prevailing economic and competitive conditions, as well as financial, business, legislative, regulatory, industry and other factors, many of which are beyond our control. Our ability to meet our future debt service and other obligations may depend in significant part on the success of the Stendal mill, our ability to successfully integrate the Celgar mill into our operations and the extent to which we can implement successfully our business and growth strategy. We cannot assure you that the Stendal mill will be successful, that we will be able to successfully integrate the Celgar mill into our operations or that we will be able to implement our strategy fully or that the anticipated results of our strategy will be realized.
Our business is cyclical in nature.
     The pulp and paper business is cyclical in nature and markets for our principal products are characterized by periods of supply and demand imbalance, which in turn affects product prices. The markets for pulp and paper are highly competitive and are sensitive to cyclical changes in industry capacity and in the global economy, all of which can have a significant influence on selling prices and our earnings. Demand for pulp and paper products has historically been determined by the level of economic growth and has been closely tied to overall business activity. During 2001 and 2002, pulp list prices fell significantly. Although pulp prices have improved overall since then, we cannot predict the impact of continued economic weakness in certain world markets or the impact of war, terrorist activity or other events on our markets.
     Our production costs are influenced by the availability and cost of raw materials, energy and labor, and our plant efficiencies and productivity. Our main raw material is fiber in the form of wood chips and pulp logs for pulp production, and waste paper and pulp for paper production. Fiber costs are primarily affected by the supply of, and demand for, lumber and pulp, which are both highly cyclical in nature and can vary significantly by location. Production costs also depend on the total volume of production. Lower operating rates and production efficiencies during periods of cyclically low demand result in higher average production costs and lower margins.
Our Stendal mill is subject to risks commonly associated with the start-up of large greenfield industrial projects.
     Stendal completed construction of the Stendal mill near the town of Stendal, Germany in the third quarter of 2004. The aggregate cost of the mill is approximately €1.0 billion. The performance of the Stendal mill will have a material impact on our financial condition and operating performance. The Stendal mill underwent operational testing in December 2004 so that continuous production from the mill can commence. The tests were generally successful and we have been ramping up pulp production at the mill. Our start-up of the Stendal mill is subject to risks commonly associated with the start-up of large greenfield industrial projects which could result in the Stendal mill experiencing operating difficulties or delays in the start-up period and the Stendal mill may not achieve our planned production, timing, quality, environmental or cost projections, which could have a material adverse effect on our results of operations, financial condition and cash flows. These risks include, without limitation, equipment failures or damage, errors or miscalculations in engineering, design specifications or equipment manufacturing, faulty construction or workmanship, defective equipment or installation, human error, industrial accidents, weather conditions, failure to comply with environmental and other permits, and complex integration of processes and equipment.
The operations of the Celgar mill are subject to their own risks, which we may not be able to manage successfully.
     The financial results of the Celgar mill are subject to many of the same factors that affect our financial condition and results of operations, including the cyclical nature of the pulp and paper business, exposure to interest rate and currency exchange rate fluctuations, exposure to liability for environmental damage, the competitive nature of our markets and regulatory, legislative and judicial developments. The financial results of the Celgar mill could be materially adversely affected as a result of any of these or other related factors, which could have a material adverse effect on our results of operations and financial condition on a consolidated basis.
Any failure to successfully integrate the Celgar mill with our business may adversely affect our results of operations.
     Our future performance will depend in part on whether we can integrate the recently acquired Celgar mill with our operations in an effective and efficient manner. The Acquisition is larger than any of the other acquisitions we have made. Integrating the Celgar mill with our operations will be a complex, time consuming and potentially expensive process and will be subject to various risks including:
•	diversion of management’s attention from our ongoing business;
•	the expense of upgrading the Celgar mill to enhance its operations may be more significant than currently anticipated;
•	difficulty integrating the operations, including financial and accounting functions, sales and marketing procedures, technology and other corporate administrative functions of the combined operations;
•	difficulty in establishing financial controls and procedures consistent with our own;
•	difficulty in converting the Celgar mill’s current business information systems to our system;
•	difficulty maintaining relationships with present and potential customers, distributors and suppliers of the Celgar mill due to uncertainties regarding service, production quality and prices; and
•	problems retaining key employees who were previously employed by Celgar.
     All of the pulp produced by the Celgar mill is currently sold by third party agents. We intend to perform some of its sales functions directly over time. We cannot assure you that our internal sales staff and third party agents will be able to sell the combined pulp production of our Rosenthal, Stendal and Celgar mills on terms as favorable as those achieved by such agents previously.
     We estimate that we will incur significant costs associated with the assimilation of the Celgar mill with our operations. The actual costs may substantially exceed our estimates and unanticipated expenses associated with such integration may arise. Furthermore, we may not be aware of all of the risks associated with the Acquisition and we may not have identified adverse information concerning the assets we have acquired. If the benefits of the Acquisition do not exceed the costs, our financial results will be adversely affected.
     We cannot guarantee that we will successfully integrate the Celgar mill with our operations. If we are unable to address any of these risks, our results of operations and financial condition could be materially adversely affected and the operations of the Celgar mill may not achieve the results or otherwise perform as expected.
We have only limited recourse under the acquisition agreement for losses relating to the Acquisition.
     The diligence conducted in connection with the Acquisition and the indemnification provided in the acquisition agreement may not be sufficient to protect us from, or compensate us for, all losses resulting from the Acquisition. Subject to certain exceptions, the maximum amount we may claim is limited to $30.0 million ($20.0 million in the case of environmental losses). Subject to certain exceptions, the vendor is only liable for misrepresentations or breaches of warranty for 15 months from the closing date of the Acquisition (12 months in the case of environmental losses). A material loss associated with the Acquisition for which there is no adequate remedy under the acquisition agreement that becomes known 15 months after the Acquisition (12 months in the case of environmental losses) could materially adversely affect our results of operations and financial condition and reduce the anticipated benefits of the Acquisition.
We may not be able to enhance the operating performance and financial results or lower the costs of the Celgar mill as planned.
     While we believe that there are a number of opportunities to reduce operating costs, increase production and improve the financial results of the Celgar mill, we may not be able to achieve our planned operating improvements, cost reductions, capacity increases or improved price realizations in our expected time periods, if at all. In addition, some of the improvements that we hope to achieve depend upon capital expenditure projects that we plan to implement at the Celgar mill. Such capital projects may not be completed in our expected time periods, if at all, may not achieve the results that we have estimated or may have a cost substantially in excess of our planned amounts.
Increases in our capital expenditures or maintenance costs could have a material adverse effect on our cash flow and our ability to satisfy our debt obligations.
     Our business is capital intensive. Our annual capital expenditures may vary due to fluctuations in requirements for maintenance, business capital, expansion and as a result of changes to environmental regulations that require capital expenditures to bring our operations into compliance with such regulations. In addition, our senior management and board of trustees may approve projects in the future that will require significant capital expenditures. Increased capital expenditures could have a material adverse effect on our cash flow and our ability to satisfy our debt obligations. Further, while we regularly perform maintenance on our manufacturing equipment, key pieces of equipment in our various production processes may still need to be repaired or replaced. If we do not have sufficient funds or such repairs or replacements are delayed, the costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Any failure by us to efficiently and effectively manage our growth could adversely affect our business.
     Expansion of our business, including, particularly, the integration of the Celgar mill into our operations and the commencement of full operations at the Stendal mill, may place strains on our personnel, financial and other resources. In order to successfully manage our growth we must identify, attract, motivate, train and retain skilled managerial, financial, engineering, business development, sales and marketing and other personnel. Competition for these types of personnel is intense. If we fail to efficiently manage our growth and compete for these types of personnel, it could adversely affect the quality of our services and, in turn, materially adversely affect our business and the price of our shares of beneficial interest.
We are exposed to currency exchange rate and interest rate fluctuations.
     Approximately 75% of our sales from our German operations in the first half of 2005 were in products quoted in U.S. dollars while most of our operating costs and expenses were incurred in Euros. In addition, all of the products sold by the Celgar mill are quoted in U.S. dollars and the costs of the Celgar mill are primarily incurred in Canadian dollars. Our results of operations and financial condition are reported in Euros. As a result, our revenues have in the past been adversely affected by the significant decrease in the value of the U.S. dollar relative to the Euro and, as a result of the Acquisition of the Celgar mill, may be adversely affected by a decrease in the value of the U.S. dollar relative to the Canadian dollar. Such shifts in currencies relative to the Euro and the Canadian dollar would reduce our operating margin and the cash flow available to fund our operations and to service our debt. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.
     Stendal has entered into variable-to-fixed interest rate swaps to fix interest payments under the Stendal mill financing facility, which had kept Stendal from benefiting from the general decline in interest rates over the last two years. These derivatives are marked to market at the end of such reporting period and all unrealized gains and losses are recognized in earnings for the relevant reporting periods.

We use derivatives to manage certain risk which has caused significant fluctuations in our operating results.
     A significant amount of our sales revenue is based on pulp sales quoted in U.S. dollars while our reporting currency is Euros and our costs are predominantly in Euros and, since the Acquisition of the Celgar pulp mill, in Canadian dollars. We therefore use foreign currency derivative instruments primarily to manage against depreciation of the U.S. dollar against the Euro.
     We also use derivative instruments to limit our exposure to interest rate fluctuations. Concurrently with entering into the Stendal financing, Stendal entered into variable-to-fixed rate interest swaps for the full term of the facility to manage its interest rate risk exposure with respect to a maximum aggregate amount of approximately $612.6 million of the principal amount of such facility. Stendal has also entered into currency swaps and currency forward contracts in connection with such facility. Rosenthal had also entered into currency swap, currency forward, interest rate and interest cap derivative instruments in connection with its outstanding floating rate indebtedness. Our derivative instruments are marked to market and can materially impact our operating results. For example, our operating results for 2004 included realized gains of €44.5 million on currency derivatives and unrealized net losses of €32.3 million on interest rate derivatives when they were marked to market. Further, in February 2005, we converted a large portion of our long-term indebtedness into U.S. dollars by issuing $310 million of senior notes to refinance all of Rosenthal’s bank indebtedness and to fund a portion of the purchase price for the Acquisition of the Celgar mill. In the first half of 2005, our operating results included unrealized net losses of approximately €73.0 million upon the marked to market valuation of our currency derivatives and our Stendal interest rate derivatives and a marginal loss on the settlement of our Rosenthal interest rate derivatives. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses which may have a materially adverse effect on our business, financial condition, results of operations and cash flow. Further, we may in the future use derivative instruments to manage pulp price risks. The purpose of our derivative activity may also be considered speculative in nature; we do not use these instruments with respect to any pre-set percentage of revenues or other formula, but either to augment our potential gains or reduce our potential losses depending on our perception of future economic events and developments.
Fluctuations in the price and supply of our raw materials could adversely affect our business.
     Wood chips and pulp logs comprise the fiber used by the Rosenthal, Stendal and Celgar mills. The fiber used by our paper mills consists of waste paper and pulp. Such fiber is cyclical in terms of both price and supply. The cost of wood chips and pulp logs is primarily affected by the supply and demand for lumber. The cost of fiber for our paper mills is primarily affected by the supply and demand for paper and pulp. Demand for these raw materials is determined by the volume of pulp and paper products produced globally and regionally. The markets for pulp and paper products, including our products, are highly variable and are characterized by periods of excess product supply due to many factors, including periods of insufficient demand due to weak general economic activity or other causes. The cyclical nature of pricing for these raw materials represents a potential risk to our profit margins if pulp producers are unable to pass along price increases to their customers.
     We do not own any timberlands or have any long-term governmental timber concessions nor do we have any long-term fiber contracts at our German operations. Although raw materials are available from a number of suppliers, and we have not historically experienced supply interruptions or substantial price increases, our requirements will increase as the Stendal mill reaches its full production capacity and as we upgrade the Celgar mill, and we may not be able to purchase sufficient quantities of these raw materials to meet our production requirements at prices acceptable to us during times of tight supply. In addition, the quality of fiber we receive could be reduced as a result of industrial disputes, material curtailments or shut-down of operations by suppliers, government orders and legislation, acts of god and other events beyond our control. An insufficient supply of fiber or reduction in the quality of fiber we receive would materially adversely affect our business, financial condition, results of operations and cash flow. In addition to the supply of wood fiber, we are dependent on the supply of certain chemicals and other inputs used in our production facilities. Any disruption in the supply of these chemicals or other inputs could affect our ability to meet customer demand in a timely manner and would harm our reputation. Any material increase in the cost of these chemicals or other inputs could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We operate in highly competitive markets.
     We sell our products globally, with a large percentage sold in Europe and Asia. The markets for our products are highly competitive. A number of other global companies compete in each of these markets and no company holds a dominant position. For both pulp and paper, many companies produce products that are largely standardized. As a result, the primary basis for competition in our markets has been price. Many of our competitors have greater resources and lower leverage than we do and may be able to adapt more quickly to industry or market changes or devote greater resources to the sale of products than we can. There can be no assurance that we will continue to be competitive in the future.
We are subject to extensive environmental regulation and we could have environmental liabilities at our facilities.
     Our operations are subject to numerous environmental laws as well as permits, guidelines and policies. These laws, permits, guidelines and policies govern, among other things:
•	unlawful discharges to land, air, water and sewers;
•	waste collection, storage, transportation and disposal;
•	hazardous waste;
•	dangerous goods and hazardous materials and the collection, storage, transportation and disposal of such substances;
•	the clean-up of unlawful discharges;
•	land use planning;
•	municipal zoning; and
•	employee health and safety.
     In addition, as a result of our operations, we may be subject to remediation, clean up or other administrative orders, or amendments to our operating permits, and we may be involved from time to time in administrative and judicial proceedings or inquiries. Future orders, proceedings or inquiries could have a material adverse effect on our business, financial condition and results of operations. Environmental laws and land use laws and regulations are constantly changing. New regulations or the increased enforcement of existing laws could have a material adverse effect on our business and financial condition. In addition, compliance with regulatory requirements is expensive, at times requiring the replacement, enhancement or modification of equipment, facilities or operations. There can be no assurance that we will be able to maintain our profitability by offsetting any increased costs of complying with future regulatory requirements.
     We are subject to liability for environmental damage at the facilities that we own or operate, including damage to neighboring landowners, residents or employees, particularly as a result of the contamination of soil, groundwater or surface water and especially drinking water. The costs of such liabilities can be substantial. Our potential liability may include damages resulting from conditions existing before we purchased or operated these facilities. We may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances that we or our predecessors arranged to transport, treat or dispose of at other locations. In addition, we may be held legally responsible for liabilities as a successor owner of businesses that we acquire or have acquired. Except for Stendal, our facilities have been operating for decades and we have not done invasive testing to determine whether or to what extent environmental contamination exists. As a result, these businesses may have liabilities for conditions that we discover or that become apparent, including liabilities arising from non-compliance with environmental laws by prior owners. Because of the limited availability of insurance coverage for environmental liability, any substantial liability for environmental damage could materially adversely affect our results of operations and financial condition.
We are subject to risks related to our employees.
     The majority of our employees are unionized. The collective agreement relating to employees at our paper mills in Germany expires in the third quarter of 2005. We expect to negotiate a new collective agreement with employees at our paper mills in Germany in the fourth quarter of 2005. A new collective agreement relating to our pulp workers at the Rosenthal mill was negotiated in the second quarter of 2005 for a two year period. We expect to negotiate a new collective agreement with them in 2007. In addition, we may enter into an initial collective agreement with our pulp workers at the Stendal mill in 2005. The collective agreement relating to our hourly workers at the Celgar mill expires in 2008. Although we have not experienced any work stoppages in the past, there can be no assurance that we will be able to negotiate acceptable collective agreements or other satisfactory arrangements with our employees upon the expiration of our collective agreements or in conjunction with the establishment of a new agreement or arrangement with our pulp workers at the Stendal mill. This could result in a strike or work stoppage by the affected workers. The negotiation or renewal of the collective agreements or the outcome of our wage negotiations could result in higher wages or benefits paid to union members. Accordingly, we could experience a significant disruption of our operations or higher on-going labor costs, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We rely on German federal and state government grants and guarantees.
     We currently benefit from a subsidized capital expenditure program and lower cost of financing as a result of German federal and state government grants and guarantees at our Stendal mill. Should either the German federal or state governments fail to honor or be prohibited from honoring legislative grants and guarantees at Stendal, or should we be required to repay any such legislative grants, this may have a material adverse effect on our business, financial condition, results of operations and cash flow.
We are dependent on key personnel.
     Our future success depends, to a large extent, on the efforts and abilities of our executive and senior mill operating officers. Such officers are industry professionals many of whom have operated through multiple business cycles. Our officers play an integral role in, among other things:
•	sales and marketing;
•	reducing operating costs;
•	identifying capital projects which provide a high rate of return; and
•	prioritizing expenditures and maintaining employee relations.
     The loss of one or more of our officers could make us less competitive in these areas which could materially adversely affect our business, financial condition, results of operations and cash flows. We do not maintain any key person life insurance on any of our executive or senior mill operating officers.
We may experience disruptions to our production and delivery.
     Major production disruptions over an extended period of time, such as disruptions caused by fire, earthquake or flood or other natural disasters, as well as disruptions due to equipment failure due to wear and tear, design error or operator error, among other things, could adversely affect our business, financial condition, results of operation and cash flow. Our operations also depend upon various forms of transportation to receive raw materials and to deliver our products. Any prolonged disruption in any of these transportation networks could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We are required to assess our internal control over financial reporting on an annual basis.
     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) and the rules and regulations promulgated by the SEC to implement Section 404, we are required to furnish a report to be included in our Annual Report on Form 10-K by our management regarding the effectiveness of our internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.
     As noted in our Annual Report on Form 10-K for 2004, we believe that we maintained effective internal control over financial reporting as of December 31, 2004. Pursuant to the acquisition of the Celgar mill in February 2005, we have instituted certain internal control over financial reporting at the Celgar mill. While we believe we have adequate internal control over financial reporting at the Celgar mill, we are continuing to refine and implement consistent procedures and controls at the mill and strengthen and integrate the mill’s business practices and internal controls. As a result, we may in the future identify deficiencies in the Celgar mill’s procedures and controls that we may need to remediate or we may need to implement improvements to the procedures and controls at the mill.
     Management’s assessment of internal control over financial reporting requires management to make subjective judgments and some of our judgments will be in areas that may be open to interpretation. Therefore our management report may be uniquely difficult to prepare and our auditors, who are required to issue an attestation report along with our management’s report, may not agree with management’s assessments. While we currently believe our internal control over financial reporting is effective, the effectiveness of our internal controls in future periods is subject to the risk that our controls may become inadequate because of changes in conditions, and, as a result, the degree of compliance of our internal control over financial reporting with policies or procedures may deteriorate.

     If we are unable to assert that our internal control over financial reporting is effective in any future period (or if our auditors are unable to express an opinion on the effectiveness of our internal controls), investor perception of us may be materially adversely affected and, among other things, this could cause a decline in the market price of our securities.
Our insurance coverage may not be adequate.
     We have obtained insurance coverage that we believe would ordinarily be maintained by an operator of facilities similar to our pulp and paper mills. Our insurance is subject to various limits and exclusions. Damage or destruction to our facilities could result in claims that are excluded by, or exceed the limits of, our insurance coverage.
Our declaration of trust, shareholder rights plan and Washington State law may have anti-takeover effects which will make an acquisition of our company by another company more difficult.
     Our board of trustees is divided into three classes of trustees with staggered terms. The existence of a classified board may render certain hostile takeovers more difficult and make it more difficult for a third party to acquire control of our Company in certain instances, thereby delaying, deferring or preventing a change in control that a holder of our shares of beneficial interest might consider in its best interest. Further, if shareholders are dissatisfied with the policies and/or decisions of our board of trustees, the existence of a classified board will make it more difficult for the shareholders to change the composition (and therefore the policies) of our board of trustees in a relatively short period of time.
     We have adopted a shareholder rights plan pursuant to which we have granted to our shareholders rights to purchase shares of junior participating preferred stock or shares of beneficial interest upon the happening of certain events. These rights could generally discourage a merger or tender offer for our shares of beneficial interest that is not approved by our board of trustees by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on a takeover attempt that a shareholder might consider to be in its best interest. Furthermore, we may in the future adopt certain other measures that may have the effect of delaying, deferring or preventing a change in control of our Company. Certain of such measures may be adopted without any further vote or action by the holders of our shares of beneficial interest. These measures may have anti-takeover effects, which may delay, defer or prevent a takeover attempt that a holder of our shares of beneficial interest might consider in its best interest. We are subject to the provisions of the Revised Code of Washington, Chapter 23B.19, which prohibits a Washington corporation, including our Company, from engaging in any business combination with an “acquiring person” for a period of five years after the date of the transaction in which the person became an acquiring person, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales as well as certain transactions resulting in a financial benefit to the acquiring person. Subject to certain exceptions, an “acquiring person” is a person who, together with affiliates and associates, owns, or within five years did own, 10% or more of the corporation’s voting stock.
Risks Related to Our Proposed Conversion to a Corporate Form
We may incur significant taxes if the U.S. Internal Revenue Service and other non-U.S. taxing authorities do not agree with our tax treatment of the conversion.
     Changes in tax laws, treaties or regulations or the interpretation or enforcement of these tax laws, treaties or regulations, could adversely affect the tax consequences of the conversion on us, our subsidiaries and our shareholders. In addition, if the U.S. Internal Revenue Service or other taxing authorities do not agree with our assessment of the effects or interpretation of these laws, treaties and regulations, we could incur a material amount of U.S. federal income tax as a result of the conversion.
Your rights as a stockholder may be adversely affected as a result of the conversion.
     Because of differences in the governing documents of Mercer and Mercer-WA, your rights as a shareholder will change in certain respects if the conversion is completed. For a description of certain of these differences, see “The Conversion — Description of Capital Stock and Governing Documents of Mercer-WA and Relevant Laws”.
The costs and benefits of the conversion may not be as anticipated.
     Unanticipated costs or the non-realization of expected benefits of the conversion could adversely affect us. Similarly, any cost, difficulty or delay related to the conversion and related transactions, which could be greater than expected or thought, may also adversely affect us.

Washington law and Mercer-WA’s Articles of Incorporation and Bylaws will preserve and add to certain existing anti-takeover provisions of Mercer.
     Provisions in Mercer-WA’s Articles of Incorporation and Bylaws, many of which are similar to certain provisions of Mercer’s Declaration of Trust, could discourage unsolicited takeover bids from third parties or the removal of incumbent management. These provisions include a classified board, the requirement that only the Chairman, Chief Executive Officer or a majority of the Board may validly call a special meeting and the issuance of preferred shares with rights and qualifications determined by the Board. In addition, Chapter 23B.19 of the Washington Business Corporation Act prohibits certain business combinations between Mercer-WA and certain significant shareholders for a period of five years unless specific conditions are met. These provisions could delay, defer, prevent or make more difficult a merger, tender offer or proxy contest involving Mercer-WA or make more difficult the acquisition of a larger block of common stock. These provisions could also limit the price that investors may be willing to pay in the future for Mercer-WA shares.

THE CONVERSION
     The following sets out certain information relating to a proposed change in our legal form from a Massachusetts trust to a corporate form, which may be superseded by materials we file from time to time with the SEC. See “Incorporation of Certain Information by Reference”.
     We are proposing to change our legal form from that of a Massachusetts trust to a corporation organized under the laws of the State of Washington. To effect this change in our legal form, Mercer will initially be reincorporated under the laws of the State of Delaware and immediately thereafter be reincorporated under the laws of the State of Washington, which we collectively refer to as the “Conversion”. The parties to the Conversion are Mercer, Mercer-DE and Mercer-WA. Mercer-DE and Mercer-WA were incorporated solely for the purposes of the proposed Conversion described herein. Neither subsidiary has any material assets or capitalization unrelated to the proposed Conversion and neither has engaged in any business or other activities, other than in connection with the proposed Conversion. As a result of the Conversion, your shares of beneficial interest of Mercer, or “Shares”, will convert into the same number of shares of common stock of Mercer-WA and you will own the same relative interest in Mercer-WA as you did in Mercer.
     Our Board has approved the Conversion, which will occur as follows:
1.	Pursuant to the Merger Agreement, Mercer will be reincorporated as a corporation organized under Delaware law through the merger of Mercer with and into Mercer-DE, a company wholly-owned by Mercer-WA, with Mercer-DE being the surviving entity of such merger, referred to as the “Proposed Delaware Reincorporation”;

2.	Pursuant to the Merger Agreement, each Share of Mercer will convert into one share of common stock of Mercer-WA upon the consummation of the Proposed Delaware Reincorporation. The shareholders of Mercer will become the shareholders of Mercer-WA and will own exactly the same number of shares of common stock in Mercer-WA immediately after such merger as the number of Shares of Mercer they owned immediately before such merger. The one common share of Mercer-WA held by Mercer will be cancelled; and

3.	Immediately following the Proposed Delaware Reincorporation, Mercer-DE will merge with and into Mercer-WA, in accordance with the applicable provisions of Washington and Delaware law, with Mercer-WA being the surviving entity of such merger, with the result that we will be reincorporated as a Washington corporation, referred to as the “Proposed Washington Reincorporation”.
     The following charts set forth our current structure, our transitory corporate structure that will result from the consummation of the Proposed Delaware Reincorporation and our final corporate structure that will result from the consummation of the Proposed Washington Incorporation.

Current Structure

Mercer
(Washington)
Zellstoff Celgar Limited
(British Columbia, Canada)
Mercer-WA
(Washington)
Zellstoff Stendal GmbH
(Germany)
Zellstoff-und Papierfabrik-
Rosenthal GmbH & Co. KG
(Germany)
Dresden Papier GmbH
(Germany)
Mercer-DE
(Delaware)

Proposed Transitory Structure

Mercer-WA
(Washington)
Mercer-DE
(Delaware)
Zellstoff Celgar Limited
(British Columbia, Canada)
Zellstoff Stendal GmbH
(Germany)
Zellstoff-und Papierfabrik-Rosenthal
GmbH & Co. KG
(Germany)
Dresden Papier GmbH
(Germany)

Proposed Final Structure

Mercer-WA
(Washington)
Zellstoff Celgar Limited
(British Columbia, Canada)
Zellstoff Stendal GmbH
(Germany)
Zellstoff-und Papierfabrik-
Rosenthal GmbH & Co. KG
(Germany)
Dresden Papier GmbH
(Germany)

     The Conversion will require amendments to Mercer’s Declaration of Trust. The amendments to Mercer’s Declaration of Trust will authorize Mercer to effect a merger with a corporation subject to its observance of the applicable provisions of Chapter 23B.11 of the Washington Business Corporation Act and provide that Mercer shall cease its separate existence upon a merger in which it is not the surviving entity. The amendments will enable Mercer to merge into Mercer-DE, with Mercer-DE as the survivor, and upon such merger, Mercer shall cease to exist.
     The consummation of the transactions contemplated in the Merger Agreement is conditioned upon several factors, including, but not limited to, the approval of the amendments to Mercer’s Declaration of Trust by the affirmative vote of holders of not less than a majority of the outstanding Shares entitled to vote at the Meeting, the approval of the Proposed Delaware Reincorporation by the affirmative vote of holders of not less than two-thirds of the outstanding Shares entitled to vote at the Meeting, and the receipt of all necessary consents and approvals required from applicable governmental or regulatory agencies, as well as the receipt of all other material third party consents.
     The Merger Agreement may be amended, modified or supplemented by our Board either before or after shareholder approval has been obtained and prior to the consummation of the Proposed Delaware Reincorporation (provided that certain principal terms may not be amended without further shareholder approval) and may be terminated and abandoned at any time prior to the consummation of the Proposed Delaware Reincorporation.
     We have two principal reasons to effect the Conversion: (i) extend the limited life of Mercer to an indefinite term; and (ii) increase our operational flexibility and potential entitlement to additional benefits and advantages of operating as a corporation, and reduce certain administrative burdens and costs of operating as a Massachusetts trust.
     We propose to consummate the Conversion through the transitory Proposed Delaware Reincorporation as the laws of the State of Washington which govern Mercer do not provide that a Massachusetts trust can reincorporate as a Washington corporation by merging with and into a Washington corporation. The laws of the State of Delaware do provide that a Massachusetts trust can merge with and into a Delaware corporation. Therefore, to comply with existing Washington state law, we must, in order to consummate the Conversion, consummate the Proposed Delaware Reincorporation which will immediately be followed by the Proposed Washington Reincorporation. Under applicable law, shareholder approval is required for the Proposed Delaware Reincorporation, but is not required for the Proposed Washington Reincorporation.
     The Shares are currently quoted for trading on the NASDAQ National Market and listed for trading on the Toronto Stock Exchange. There is currently no established public trading market for the shares of common stock of Mercer-WA. We will make applications so that, upon the consummation of the Conversion, the shares of common stock of Mercer-WA will be quoted for trading on the NASDAQ National Market under the symbol “MERC” and listed for trading on the Toronto Stock Exchange under the symbol “MRI.U”.
     Upon consummation of the Proposed Delaware Reincorporation, each shareholder of Mercer will become a shareholder of Mercer-WA and each outstanding certificate representing Shares in Mercer will represent the same number of shares of common stock in Mercer-WA. If you desire to sell some or all of your Mercer-WA shares of common stock after consummation of the Proposed Delaware Reincorporation, delivery of the certificate(s) that previously represented the Shares will be sufficient. New Mercer-WA share certificates will be issued if and as certificates representing Mercer Shares are presented for exchange or transfer.
     Shareholders are or may be entitled to assert dissenters’ rights under Chapter 23B.13 of the Washington Business Corporation Act.
     The Conversion will be accounted for as a merger of entities under common control that will not result in changes in our historical consolidated carrying amounts of assets, liabilities and shareholders’ equity. The Conversion will effect a change in our legal form, but will not result in any change in our business, management, fiscal year, accounting practices, assets or liabilities (except to the extent of legal and other costs of effecting the Conversion and maintaining ongoing corporate status) or location of the principal executive offices and facilities. Mercer-WA will continue to operate under the name “Mercer International Inc.” following consummation of the Conversion. All outstanding and unexercised stock options, warrants or other rights to acquire Shares, whether pursuant to our outstanding convertible notes, shareholder rights plan, stock option or incentive plans or otherwise, will, pursuant to the Merger Agreement, automatically convert into options, warrants or rights to acquire the same number of shares of Mercer-WA common stock on the same terms and conditions and at the same exercise or conversion price applicable to any such options, warrants or rights outstanding prior to the consummation of the Conversion. Our stock option, stock incentive and other employee benefit plans and our indentures, credit facilities and shareholder rights plan will also be continued by Mercer-WA upon the terms and subject to the conditions currently in effect.
     The Conversion is subject to certain federal income tax considerations. In view of the varying nature of such tax consequences, you are urged to consult your own tax advisor as to the specific tax consequences of the Conversion, including the applicability of federal, state, local or foreign tax laws and applicable tax reporting requirements.
     Assuming the amendments to Mercer’s Declaration of Trust and the Proposed Delaware Reincorporation are approved by the requisite majority and two-thirds vote, respectively, at the Meeting, at the effective time of the Conversion the incumbent trustees and officers of Mercer will become the directors and officers of Mercer-WA. The incumbent trustees will serve as directors of Mercer-WA for the same terms of service for which they are serving as trustees of Mercer. In approving the Proposed Delaware Reincorporation, shareholders will be considered to have ratified the appointment of the directors of Mercer-WA.
     Subject to the terms and conditions of the Merger Agreement, we intend, as soon as practicable after the approval by our shareholders of the amendments to Mercer’s Declaration of Trust and the Proposed Delaware Reincorporation, to file a Certificate of Amendment of our Declaration of Trust with the Washington Secretary of State and thereafter to file the Merger Agreement and other appropriate documents with the Delaware Secretary of State and Washington Secretary of State to effect the Proposed Delaware Reincorporation. Immediately thereafter, we intend to file appropriate documents with the Delaware Secretary of State and Washington Secretary of State to effect the Proposed Washington Reincorporation. Our Board may, however, delay the consummation of the Proposed Delaware Reincorporation for some period of time after obtaining shareholder approval pending the receipt of third-party consents and regulatory approvals or for other business reasons.
     The affirmative vote of a majority and two-thirds of the outstanding Shares of Mercer entitled to vote at the Meeting is required to approve the amendments to Mercer’s Declaration of Trust and the Proposed Delaware Reincorporation, respectively. OUR BOARD HAS APPROVED THE AMENDMENTS TO THE DECLARATION

OF TRUST, THE MERGER AGREEMENT, THE PROPOSED DELAWARE REINCORPORATION AND THE PROPOSED WASHINGTON REINCORPORATION.
     THERE CAN BE NO ASSURANCE THAT MERCER’S SHAREHOLDERS WILL APPROVE THE AMENDMENTS TO MERCER’S DECLARATION OF TRUST OR THE PROPOSED DELAWARE REINCORPORATION, OR IF APPROVED, THAT THE CONVERSION WILL BE COMPLETED BY MERCER.
Description of Capital Stock and Governing Documents of Mercer-WA and Relevant Laws
Description of Capital Stock of Mercer-WA
     Set forth below is information concerning the capital stock of Mercer-WA, which does not purport to be complete and is qualified in its entirety by reference to the Articles of Incorporation and Bylaws of Mercer-WA in our SEC filings.
Shares of Common Stock of Mercer-WA
     Each share of common stock of Mercer-WA entitles the holder to one vote at a meeting of its shareholders. Cumulative voting in the election of directors is not permitted. The shares of common stock of Mercer-WA are entitled to dividends when, as and if declared by its board of directors from time to time. Upon the liquidation, dissolution or winding up of Mercer-WA, the holders of the shares of common stock of Mercer-WA are entitled to participate pro rata in any distribution of its assets (in cash or in kind or partly each) after the payment of all liabilities, subject to the rights of holders of preferred shares.
     Mercer-WA is authorized to issue 200 million shares of common stock, $1.00 par value, of which one share is currently issued and outstanding and owned beneficially and of record by Mercer.
Preferred Shares of Mercer-WA
     Mercer-WA is authorized to issue 50 million shares of preferred stock, $1.00 par value, of which none are issued and outstanding. Mercer-WA is authorized without further action by shareholders to issue preferred shares from time to time and to: (i) divide the preferred shares into one or more series; (ii) designate the number of shares of each series and the designation thereof; (iii) fix and determine the relative rights and preferences as between series including, but not limited to, the dividend rate (and whether dividends are cumulative), conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price and liquidation preferences (if and to the extent that any such rights are to be applicable to any such series); and (iv) amend the relative rights and preferences of any series that is wholly unissued.
     In anticipation of the continuation by Mercer-WA of our shareholder rights plan and the preferred stock purchase rights issued in connection therewith, Mercer-WA has authorized two million shares of Series A Junior Participating Preferred Shares, referred to as the “Series A Preferred Shares”, of which no shares of any series are issued and outstanding.
Series A Preferred Shares of Mercer-WA
     The Series A Preferred Shares are entitled to receive, subject to the rights of holders of preferred shares ranking prior to the Series A Preferred Shares, quarterly dividends, when, as and if declared by the directors of Mercer-WA, in an amount equal to the greater of (i) $10 or (ii) 100 times the dividends declared on the shares of common stock of Mercer-WA. Mercer-WA is required to declare a dividend on the Series A Preferred Shares immediately after it declares a dividend on its shares of common stock and all dividends declared are cumulative but do not bear interest.
     In the event that dividends declared on the Series A Preferred Shares are in arrears for six quarterly periods, all holders of the preferred shares of Mercer-WA with dividends in arrears for six quarterly periods, irrespective of the series, voting as a class, have the right to elect two directors at a meeting of its shareholders. However, the term of any director so elected terminates upon the payment of outstanding dividends. When dividends on the Series A Preferred Shares are in arrears: (i) Mercer-WA cannot declare or pay dividends on, or make any other distribution on, or redeem or purchase, any shares ranking junior to the Series A Preferred Shares; (ii) declare or pay dividends on, or make any other distributions on, any shares ranking on parity with the Series A Preferred Shares, except dividends paid ratably on the Series A Preferred Shares and all such parity shares on which dividends are payable or in arrears on a pro rata basis; (iii) redeem or purchase shares ranking on parity with the Series A Preferred Shares, except that Mercer-WA may redeem or purchase such parity shares in exchange for shares ranking junior to the Series A Preferred Shares; or (iv) purchase any Series A Preferred

Shares or shares ranking on parity with the Series A Preferred Shares, except in accordance with a purchase offer made in writing or by publication to all holders of such shares upon such terms as the directors of Mercer-WA determine in good faith will result in a fair and equitable treatment among the respective shares.
     Upon the liquidation, dissolution or winding up of Mercer-WA, no distribution may be made to holders of shares ranking junior to the Series A Preferred Shares unless, prior thereto, the holders of Series A Preferred Shares have received $100 per share plus an amount equal to accrued and unpaid dividends thereon, whether or not declared. Following such payment, holders of Series A Preferred Shares are not entitled to any additional distributions and holders of Series A Preferred Shares and holders of the shares of common stock of Mercer-WA are entitled to receive a pro rata share of the remaining assets of Mercer-WA to be distributed.
     In the event that Mercer-WA enters into any consolidation, merger, combination or other transaction in which shares of common stock of Mercer-WA are exchanged for securities, cash and/or other property, the Series A Preferred Shares shall at the same time be similarly exchanged in an amount per share equal to 100 times the aggregate amount of the securities, cash and/or other property into which each share of common stock of Mercer-WA is exchanged.
     Series A Preferred Shares vote together as one class with the shares of common stock of Mercer-WA. Each Series A Preferred Share entitles the holder thereof to 100 votes on all matters submitted to a vote of the shareholders of Mercer-WA.
Rights Plan
     Our shareholder rights plan will be assumed and continued by Mercer-WA following the Conversion, on the same terms and conditions set forth therein. The following summary of certain material provisions of our rights plan, as amended, is not complete and these provisions, including definitions of certain terms, are qualified by reference to the rights plan filed by Mercer with the SEC.
     On November 11, 2003, our Board declared a dividend of one preferred stock purchase right for each Share outstanding to our shareholders of record on December 31, 2003. As long as the rights are attached to our Shares, we will issue one right (subject to adjustment) with each new Share we issue so that all Shares will have rights attached. When exercisable, each right will entitle the registered holder to purchase from us one one-hundredth of a Series A Preferred Share at an exercise price of $75.00, subject to adjustment. Subject to certain exceptions, upon the earlier of ten days following the date that a person or group: (i) acquires 15% of the aggregate of our outstanding Shares and Shares issuable upon conversion of our outstanding 8.5% convertible senior subordinated notes as if the then outstanding notes had been fully converted, referred to as the “Issuable Note Shares”; or (ii) announces a tender offer or exchange offer for our outstanding Shares that could result in the offeror becoming the beneficial owner of 15% or more of the aggregate of our outstanding Shares and Issuable Note Shares, the rights granted to our shareholders will become exercisable to purchase our Shares at a price substantially discounted from the then applicable market price of our Shares.
     Pursuant to our rights plan, the occurrence of certain events involving a person or group becoming the beneficial owner of 15% or more of our outstanding Shares and Issuable Note Shares (subject to limited exceptions) shall constitute a “Triggering Event”. Upon the occurrence of a Triggering Event, the rights shall entitle holders, pursuant to the rights plan, to receive Shares in lieu of preferred shares at a price and upon terms that could cause substantial dilution to a person or group that attempts to acquire Mercer on terms not approved by our trustees.
     These rights could generally discourage a merger or tender offer involving the securities of Mercer that is not approved by our Board by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on shareholders who might want to vote in favor of such merger or participate in such tender offer. The description and terms of the rights are set forth in a rights agreement, dated as of December 23, 2003, as amended. Shares issued upon conversion of the notes are subject to the rights plan. The rights agreement will expire on December 31, 2005.
Anti-takeover Provisions
Washington Law
     Mercer-WA will be subject to the provisions of the Washington Business Corporation Act, Chapter 23B.19 which prohibits a Washington corporation from engaging in any business combination with an “acquiring person” for a period of five years after the date of the transaction in which the person became an acquiring person, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the acquiring person. Subject to certain exceptions, an “acquiring person” is a person who, together with affiliates and associates, owns 10% or more of the corporation’s voting stock. Mercer is also subject to such provisions.
Articles of Incorporation of Mercer-WA
     The board of directors of Mercer-WA has the authority to issue up to 50,000,000 preferred shares, and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the holders of the shares of common stock of Mercer-WA. The rights of the holders of any preferred shares that may be issued in the future may adversely affect the rights of the holders of the shares of common stock of Mercer-WA. The issuance of the preferred stock, while providing Mercer-WA with desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Mercer-WA, thereby delaying, deferring or preventing a change in control of Mercer-WA. Furthermore, such preferred stock may have other rights, including economic rights senior to the shares of common stock of Mercer-WA, and as a result, the issuance of the preferred stock could have a material adverse effect on the market value of the shares of common stock of Mercer-WA. Mercer-WA has no present plan to issue shares of preferred stock.
     The board of directors of Mercer-WA is divided into three classes of directors with staggered terms. Directors are elected to three-year terms and the term of one class of directors expires each year. The existence of a classified board is designed to provide continuity and stability to the management of Mercer-WA, which results from directors serving the three-year, rather than one-year terms. The existence of a classified board is also designed to render certain hostile takeovers more difficult. The existence of a classified board may therefore have the effect of making it more difficult for a third party to acquire control of Mercer-WA in certain instances, thereby delaying, deferring or preventing a change in control that a holder of shares of common stock of Mercer-WA might consider in its best interest. Further, if shareholders are dissatisfied with the policies and/or decisions of the board of directors, the existence of a classified board will make it more difficult for the shareholders to change the composition (and therefore the policies) of the board of directors in a relatively short period of time.
     Furthermore, Mercer-WA may in the future adopt certain other measures that may have the effect of delaying, deferring or preventing a change in control of Mercer-WA. Certain of such measures may be adopted without any further vote or action by the holders of the shares of common stock of Mercer-WA.
Comparison of Shareholder Rights
     Once the Proposed Delaware Reincorporation is approved and effected, shareholders of Mercer will become shareholders of Mercer-WA and their rights as shareholders will be governed by the Articles of Incorporation and Bylaws of Mercer-WA and the Washington Business Corporation Act (the “WBCA”) instead of the Amended and Restated Declaration of Trust and Trustees’ Regulations of Mercer and the State of Washington’s Massachusetts Trust Act of 1959 (the “Trust Act”). As the legal form of Mercer and Mercer-WA differ, the provisions of our Amended and Restated Declaration of Trust and Trustees’ Regulations and those of the Articles of Incorporation and Bylaws of Mercer-WA differ in certain material respects. Although all of the differences are not set forth herein, the following summary outlines the significant changes in the charter documents that will govern the shares of common stock of Mercer-WA to be issued on conversion of our Shares in the event that the Proposed Delaware Reincorporation is effected. The summary set forth below is not complete and is qualified in its entirety by reference to the Amended and Restated Declaration of Trust and Trustees’ Regulations of Mercer and the Articles of Incorporation and Bylaws of Mercer-WA in our SEC filings, as may be updated after the date of this prospectus, and Washington state law.

PROVISION	MERCER	MERCER-WA

	Amended and Restated Declaration of Trust	Articles of Incorporation

Organizational Documents	Pursuant to the Trust Act, our organizational documents consist of a Declaration of Trust and Trustees’ Regulations.	Pursuant to the WBCA, the organizational documents of Mercer-WA consist of Articles of Incorporation and Bylaws.

PROVISION	MERCER	MERCER-WA
Authorized Capital	Under our Declaration of Trust, we are authorized to issue an unlimited number of Shares and 50 million preferred shares issuable in series. We have designated 500,000 preferred shares as Series A Preferred Shares and 3.5 million preferred shares as Cumulative Retractable Convertible Preferred Shares, Series B.	Under Mercer-WA’s Articles of Incorporation, Mercer-WA is authorized to issue up to 200 million shares of common stock, par value $1.00, and 50 million preferred shares, par value $1.00. Mercer-WA has designated two million Series A Preferred Shares, containing the same rights and restrictions as the Series A Preferred Shares designated under Mercer’s Declaration of Trust.

Pre-Emptive and Similar Rights	Our Declaration of Trust provides that shareholders shall not be entitled to preference, pre-emptive, appraisal, conversion or exchange rights of any kind.	The Articles of Incorporation of Mercer-WA provide that no shareholder shall have any pre-emptive or preferential right or subscription right to any shares of common stock or obligations convertible thereto or to a warrant or option for the purchase of common stock, except to the extent provided by resolutions of its board of directors establishing a series of preferred stock or by written agreement with Mercer-WA.

Written Consent in lieu of Shareholder Meetings	Our Declaration of Trust provides that, whenever shareholder action is to be taken, it may be taken without a shareholder meeting by written consent of shareholders as would be required for a vote of shareholders at a meeting.	The Articles of Incorporation of Mercer-WA provide that no action to be taken at a meeting of shareholders may be taken without a meeting.

Voting Requirements	Under our Declaration of Trust, any action to be taken by shareholders, except as otherwise provided in the Declaration of Trust or required by law, may be taken by a majority of the votes cast at a meeting of shareholders by holders of Shares entitled to vote thereon.	The Articles of Incorporation of Mercer-WA provide that the affirmative vote of not less than a majority of all outstanding shares of capital stock entitled to vote generally in the election of directors will be required to approve any plan of merger, plan of share exchange, sale, lease, exchange or other disposition of all, or substantially all, of the property of Mercer-WA other than in the usual and regular course of business, or on a proposal to dissolve Mercer-WA.

Amendments of Organizational Documents	Our Declaration of Trust may be amended by the vote or written consent of the majority of the holders of our outstanding Shares entitled to vote thereon.	Under the Articles of Incorporation of Mercer-WA, the board of directors of Mercer-WA has the power to make, adopt, amend or repeal the Bylaws, or adopt new Bylaws, for Mercer-WA, by a resolution adopted by a majority of directors. In addition, shareholders will have the power to make amendments to the Bylaws by the affirmative vote of two-thirds (2/3) of all shareholders entitled to vote on an action.

PROVISION	MERCER	MERCER-WA
Furthermore, at any time that Mercer-WA is subject to certain reporting requirements under the 1934 Act, its Articles of Incorporation may be amended, except as noted below, by a majority of all the votes entitled to be cast by shareholders of Mercer-WA. However, amendments to certain of Mercer-WA’s Articles of Incorporation relating to authorized preferred shares, directors, cumulative voting (which is not permitted) and amending the provision relating to these particular amendments to the Articles of Incorporation will require the affirmative vote of the holders of not less than two-thirds (2/3) of all shareholders entitled to vote thereon.

Classified Board	Our Declaration of Trust provides that trustees shall be divided into three classes as nearly equal in number as possible. Each class of trustees is to be elected in succeeding years and trustees of each class are to hold office for a three-year term.	Under the Articles of Incorporation of Mercer-WA, directors are divided into three classes. Each class of directors is to be elected in succeeding years and directors of each class are to hold office for a three-year term.

	Amended and Restated Declaration of Trust	Bylaws

Size of Board	Our Declaration of Trust provides that there shall be not less than three nor more than 13 trustees and, within these limits, the number of trustees may be increased or decreased from time to time by the trustees.	Under the Bylaws of Mercer-WA, the authorized number of directors of the company shall not be less than three nor more than 13, the specific number to be set by resolution of the board of directors.

Term of Office	Our Declaration of Trust provides that each trustee shall hold office until the expiration of his term and until the election and qualification of his successor, or until his death, resignation or removal. A trustee may be removed with cause by a vote or consent of a majority of our outstanding Shares or with cause by all remaining trustees.	Each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal, or until there is a decrease in the number of directors despite the expiration of a director’s term. A director may be removed with cause at a meeting of shareholders only if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director.

Vacancies on Board	Our Declaration of Trust provides that vacancies on the Board may be filled by a majority of the remaining trustees.	The Bylaws of Mercer-WA provide that any vacancies occurring on the board of directors may be filled by the board of directors or by shareholders if not filled by the board. A director elected to fill any vacancy shall hold office until the next shareholders’ meeting at which directors are elected.

Special Shareholder Meetings	Our Declaration of Trust provides that special meetings of shareholders may be called by the Chairman or the President, or by our trustees,	The Bylaws of Mercer-WA provide that special meetings of shareholders may be called by a majority of the board of

PROVISION	MERCER	MERCER-WA
	and shall be called upon the written consent of shareholders holding not less than 20% of the outstanding Shares entitled to vote.	directors or the Chairperson of the board or by the Chief Executive Officer.

Notice of Shareholder Meetings	Our Declaration of Trust provides that a notice of meeting shall be delivered to shareholders.	The Bylaws of Mercer-WA provide that notice of a shareholders’ meeting shall be provided not less than 10 days nor more than 60 days before the date of the meeting, unless the business to be conducted at the meeting includes any proposed amendment to the Articles of Incorporation or proposed voluntary dissolution of Mercer-WA, or any proposed plan of merger or share exchange, or any sale, lease, exchange or disposition of all or substantially all of its property otherwise then in the usual or regular course of its business, in which case notice shall be provided not less than 20 nor more than 60 days before the date of the meeting.

Record Date	Our Declaration of Trust provides that our trustees may fix, in advance, a date as the record date for determining the shareholders entitled to notice of or to vote at any meeting of shareholders. The record date so fixed shall be not less than 10 days nor more than 70 days prior to the date of the meeting.	The Bylaws of Mercer-WA provide that the board of directors may fix in advance a record date for the purposes of determining shareholders entitled to notice of or to vote at any meeting of shareholders, such date to be not more than 70 days nor less than 10 days prior to the meeting. If no such record date is fixed, the date before the date on which notice of the meeting is mailed shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made, such determination shall apply to any adjournment thereof, unless the board of directors fixes a new record date, which it must do if the meeting is adjourned more than 120 days after the date fixed for the original meeting.

Quorum; Adjournment	Our Declaration of Trust provides that one-third of our outstanding Shares entitled to vote at any meeting of shareholders represented in person or by proxy shall constitute a quorum at such meeting.	The Articles of Incorporation and Bylaws of Mercer-WA provide that a quorum shall exist at any meeting of shareholders if one-third of the shares entitled to vote is represented in person or by proxy. In addition, shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. One-half of the shares represented at a meeting, even if less than a quorum, may adjourn the meeting from time to time without further notice.

PROVISION	MERCER	MERCER-WA
Voting of Shares	Our Declaration of Trust provides that whenever shareholders are required or permitted to take any action, such action may be taken, except as otherwise provided in the Declaration of Trust or required by law, by a majority of votes cast at a meeting of shareholders at which a quorum is present by holders of Shares entitled to vote thereon.	The Bylaws of Mercer-WA provide that, if a quorum exists, action on a matter, other than the election of directors, is approved by a voting group if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action, unless a greater number is required by the Articles of Incorporation or the WBCA.

Shareholder Proposals	Our Declaration of Trust is silent with respect to proposals by shareholders or trustee nominations that a shareholder desires to present at an annual meeting of shareholders.	Under the Bylaws of Mercer-WA, a shareholder may propose to nominate a person for election as a director at an annual meeting of shareholders or propose any other business that the shareholder desires to bring before the meeting by delivering a notice to the principal executive offices of the company not less than 90 days nor more than 120 days prior to the anniversary date of the prior year’s meeting, subject to certain exceptions in the event the date of the annual meeting is more than 30 days prior to or more than 60 days after such anniversary date. The notice must set forth certain information specified in the Bylaws in connection with the matter to be proposed by the shareholder at the meeting.

SELLING SECURITYHOLDERS
     The shares of beneficial interest offered by this prospectus were originally issued by us and sold in transactions exempt from the registration requirements of the Securities Act in offshore transactions under Regulation S of the Securities Act as part of the consideration of the Acquisition. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of beneficial interest listed below. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below (including the notes thereto), as well as the pledgees, donees, assignees, transferees, beneficiaries or other successors in interest selling shares received after the date of this prospectus from a named selling securityholder as a gift, pledge, partnership distribution, distribution by a receiver or trustee in bankruptcy for the account of creditors or other non-sale related transfer, and others who later hold any of the selling securityholders’ interests.
     We have agreed to file with the SEC the registration statement on Form S-3 of which this prospectus forms a part. We have also agreed to prepare and file any amendments and supplements to the registration statement as may be necessary to keep the registration statement effective for a period of two years from the closing date of the Acquisition or such shorter period that will terminate when (i) all of the shares of beneficial interest covered by this prospectus have been sold pursuant to the registration statement, or (ii) the date on which all of the shares of beneficial interest covered by this prospectus may be sold to the public without restriction pursuant to Rule 144(k) under the Securities Act.
     The table below sets forth the name of each selling securityholder, the number of shares of beneficial interest held by each of them prior to this offering, the number of shares of beneficial interest that each selling securityholder may offer pursuant to this prospectus and the number and percentage of our outstanding shares of beneficial interest owned following this offering by each selling securityholder. Unless indicated below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our affiliates.
     The table below is based on information provided to us by each of the selling securityholders. Since the date on which the selling securityholders provided this information, each selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of their shares in one or more transactions exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in amendments or supplements to this prospectus to the extent required.
     The selling securityholders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling securityholders are not obligated to sell the shares of beneficial interest offered hereby, we cannot estimate how many shares of beneficial interest that the selling securityholders will hold upon consummation of any such sales.
     Beneficial ownership is determined in accordance with the rules of the SEC. The percentage of shares beneficially owned following the offering is based on 33,063,455 shares of beneficial interest outstanding on June 30, 2005.

	Number of Shares of	Number of Shares of	Shares of Beneficial	Percentage of
	Beneficial Interest	Beneficial Interest	Interest Beneficially	Shares Owned
	Beneficially Owned	That May Be Sold	Owned Following	Following the
Name	Prior to the Offering	Under this Prospectus	the Offering(1)	Offering
KPMG Inc.(2)	2,124,589	2,124,589	Nil	*
Royal Bank of Canada(3)	2,085,937	2,085,937	Nil	*

Total	4,210,526	4,210,526	Nil	*

*	Less than 1%.

(1)	Assuming all of the shares of beneficial interest offered hereby are sold.

(2)	KPMG Inc. is acting solely in its capacity as receiver of the assets of Celgar. The shares of beneficial interest referred to herein are part of the proceeds of realization of collateral held by KPMG Inc., as receiver, for distribution to the account of one of the secured creditors of Celgar, The Royal Bank of Scotland plc, or “RBS”, through its wholly owned subsidiary, National Westminster Bank plc. These shares are, or proceeds from any sale of them will be, held by KPMG Inc., as receiver, for distribution to the account of RBS. If requested by RBS, such shares will be transferred of record to RBS or beneficially with ownership of record held by KPMG Inc. for the benefit of RBS. Accordingly, RBS will be deemed to be a selling securityholder for all purposes hereunder without need for further supplement or amendment.

(3)	Our wholly owned subsidiary, Zellstoff Celgar Limited, has in place a $30 million revolving credit facility relating to our Celgar mill under which the Royal Bank of Canada is the agent and one of the lenders. In addition, an affiliate of the Royal Bank of Canada has acted as an underwriter on our behalf.

USE OF PROCEEDS
     We will not receive any proceeds from the sale by any selling securityholder of the shares of beneficial interest offered by this prospectus.
PLAN OF DISTRIBUTION
     The selling securityholders are offering the shares of beneficial interest covered by this prospectus. We will not receive any proceeds from the sale of the shares of beneficial interest by the selling securityholders. We are registering the shares of beneficial interest covered by this prospectus to permit the selling securityholders to publicly sell these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than selling expenses, discounts and commissions, in connection with the registration and sale of the shares of beneficial interest covered by this prospectus.
     The shares of beneficial interest covered by this prospectus may be sold from time to time by the selling securityholders or by pledgees, donees or transferees of, or other successors in interest to, the selling securityholders: (i) directly; or (ii) through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders and/or from the purchasers of the shares of beneficial interest for whom they may act as agent. Unless otherwise permitted by law, if the shares of beneficial interest are to be sold by pledgees, donees, transferees or beneficiaries of, or other successors in interest to, the selling securityholders, including those named in the table under “Selling Securityholders” above (including the notes thereto), then we must distribute a prospectus supplement and/or file an amendment to the registration statement of which this prospectus is a part amending the list of selling securityholders to include the pledgee, transferee, or other successor in interest as selling securityholders under this prospectus.
     The shares of beneficial interest may be sold from time to time in one or more transactions at: (i) fixed prices, which may be changed; (ii) prevailing market prices at the time of sale; (iii) varying prices determined at the time of sale; or (iv) negotiated prices. The aggregate proceeds to the selling securityholders from the sale of the shares of beneficial interest will be the purchase price of the shares of beneficial interest less discounts and commissions, if any.
     The sale of the shares of beneficial interest may be effected in transactions:
•	on any national securities exchange or quotation service on which the shares of beneficial interest may be listed or quoted at the time of sale, including the Nasdaq National Market and the Toronto Stock Exchange;

•	in the over-the counter market;

•	by pledge to secure debts or other obligations;

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options or other derivatives;

•	that are negotiated transactions; or

•	that are a combination of such methods of sale.
     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.
     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A or Regulation S of the Securities Act may be sold under Rule 144, Rule 144A or Regulation S rather than pursuant to this prospectus.
     In connection with sales of the shares of beneficial interest, the selling securityholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the shares of beneficial interest in the course of hedging their positions. The selling securityholders may also sell the shares of beneficial interest short and deliver the shares of beneficial interest to close out short positions, or loan or pledge the shares of beneficial interest to broker-dealers that in turn may sell the shares of beneficial interest.

     The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the shares of beneficial interest may be deemed to be “underwriters” within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the shares of beneficial interest purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions under the Securities Act. We know of no existing arrangements between any selling securityholder and broker-dealer, agent or underwriter relating to the sale or distribution of the shares of beneficial interest. Because selling securityholders may be deemed underwriters, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act.
     The anti-manipulation rules under the Exchange Act may apply to sales of shares of beneficial interest in the market and to the activities of the selling securityholders and their affiliates.
     The shares of beneficial interest were issued and sold in February 2005 in transactions exempt from the registration requirements of the Securities Act in offshore transactions pursuant to Regulation S under the Securities Act. We have agreed to indemnify each selling securityholder, its officers, directors and employees and each person, if any, who controls or is controlled by such selling securityholder within the meaning of the Securities Act, and each selling securityholder has agreed to indemnify us, our directors, officers and employees and each person, if any, who controls Mercer International Inc. within the meaning of the Securities Act, against specified liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS
     The validity of the shares of beneficial interest relating to this offering has been passed upon by Heller Ehrman LLP, our special United States counsel.
EXPERTS
     The financial statements as of December 31, 2004 and 2003 and for each of the years then ended and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2004 incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
     The annual audited consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows of Mercer for the year ended December 31, 2002 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of Peterson Sullivan P.L.L.C., an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.
     The annual audited balance sheets of Stone Venepal (Celgar) Pulp Inc. as at December 31, 2004 and 2003 and the related consolidated statements of loss and deficit and cash flows for the years ended December 31, 2004, 2003 and 2002 incorporated in this prospectus by reference to the Company’s Current Report on Form 8-K/A filed on June 14, 2005 have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We have filed a registration statement on Form S-3 with the SEC for the shares of beneficial interest offered by this prospectus. This prospectus does not include all the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. These SEC filings, including the registration statement, are available to the public from the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-(800)-SEC-0330 for further information on the public reference rooms. The documents that we have filed with the Canadian securities regulatory authorities are available on the World Wide Web at http://www.sedar.com. Our shares of beneficial interest are quoted on the NASDAQ National Market and are listed on the Toronto Stock Exchange. Reports, proxy and information statements and other information concerning us can be inspected at the offices of the NASDAQ National Market, 1735 K Street, N.W., Washington, D.C., 20006-1506. You may also obtain copies of these reports from us at the addresses set forth under “Incorporation of Certain Information by Reference.”

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with it. This permits us to disclose important information to you by referring you to those documents. Any information referred in this way is considered part of this prospectus, and any information filed with the SEC after the date of this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference in this prospectus the following documents which have been filed with the SEC:
•	Our Annual Report on Form 10-K for the year ended December 31, 2004;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;

•	Our Current Reports on Form 8-K filed with the SEC on February 3, 2005, February 11, 2005, February 18, 2005, March 11, 2005, March 29, 2005, May 10, 2005, July 19, 2005 and August 9, 2005 and on Form 8-K/A filed on June 3, 2005, June 14, 2005 and August 11, 2005; and

•	The description of our shares of beneficial interest contained in the Registration Statement on Form 10 filed under Section 12 of the Securities Exchange Act of 1934, as amended, including any amendments or reports filed for the purpose of updating such description.
     We incorporate by reference all documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this prospectus and prior to the termination of this offering.
     Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     We will provide promptly without charge to you, upon oral or written request, a copy of any document incorporated by reference in this prospectus, other than exhibits to these documents unless the exhibits are specifically incorporated by reference in these documents. Requests should be directed as follows:

Mercer International Inc.	Mercer International Inc.
14900 Interurban Avenue South	650 West Georgia Street
Suite 282	Suite 2840, P.O. Box 11576
Seattle, Washington	Vancouver, British Columbia
USA 98168	V6B 4N8 Canada
Telephone: (206) 674-4639	Telephone: (604) 684-1099
Attention: Investor Relations	Attention: Investor Relations
     You should request any such information at least five days in advance of the date on which you expect to make your decision with respect to this offer.
     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.